UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2019

Commission File Number:  001-33283

EUROSEAS LTD.
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Euroseas Ltd. (the “Company”) on November 25, 2019: Euroseas Ltd. Reports Results for the Nine-Month Period and Quarter Ended September 30, 2019.

This Report on Form 6-K, except for the paragraph beginning with “Aristides Pittas, Chairman and CEO of Euroseas commented:” and the next succeeding paragraph, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-208305) filed with the U.S. Securities and Exchange Commission on December 2, 2015, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EUROSEAS LTD.

Dated: November 25, 2019	By:	/s/ Aristides J. Pittas
	Name:	Aristides J. Pittas
	Title:	President

Exhibit 1

Euroseas Ltd. Reports Results for the Nine-Month Period and Quarter Ended September 30, 2019

Maroussi, Athens, Greece – November 25, 2019 – Euroseas Ltd. (NASDAQ: ESEA, the “Company” or “Euroseas”), an owner and operator of container carrier vessels and provider of seaborne transportation for containerized cargoes, announced today its results for the three and nine month period ended September 30, 2019.

Third Quarter 2019 Highlights:

•

Total net revenues of $10.3 million. Net loss of $0.2 million; net loss attributable to common shareholders (after a $0.2 million dividend on Series B Preferred Shares) of $0.3 million or $0.01 loss per share basic and diluted. Adjusted net loss attributable to common shareholders1 for the period was $0.5 million or $0.021 per share basic and diluted.

•

Adjusted EBITDA1 was $1.6 million.

•

An average of 13.5 vessels were owned and operated during the third quarter of 2019 earning an average time charter equivalent rate of $8,554 per day.

•

During the third quarter, the Company took delivery of four feeder containerships, owned by affiliates of the Pittas family controlled by the Company’s CEO, agreed to be acquired in May 2019. The consideration for the acquisition included a cash payment of $15 million and the issuance of approximately 22.5 million shares of common stock to the sellers at a share price of $0.71. The four vessels, one with capacity 3,100 teu vessel built in 2007, two with capacity 1,740 teu vessels built in 2005 and 2007 and one with capacity 2008 teu vessel built in 1998, represent a significant expansion of Euroseas’ fleet both in terms of units and value.

•

Finally, the Company declared its third cash dividend of $0.16 million on its Series B Preferred Shares.

Other Developments:

•

As previously announced, the Company acquired, and took delivery, from companies controlled by Synergy Holdings Limited (from November 18, 2019 to November 21, 2019), for approximately $40 million,  four container carrier vessels of intermediate size of 4,253 teu, all built in South Korea, three in 2009 and the other in 2008.

•

The acquisition of the four vessels was financed by bank debt of $32 million, existing funds of the Company and a private placement of $6 million at a share price of $0.71 subscribed equally by an entity affiliated to the Company’s CEO and an entity controlled by the seller of the four vessels.

1Adjusted EBITDA, Adjusted net loss and Adjusted loss per share are not recognized measurements under U.S. GAAP (GAAP) and should not be used in isolation or as a substitute for Euroseas financial results presented in accordance with GAAP. Refer to a subsequent section of the Press Release for the definitions and reconciliation of these measurements to the most directly comparable financial measures calculated and presented in accordance with GAAP.

Nine Months 2019 Highlights:

•

Total net revenues of $26.7 million. Net loss of $0.9 million; net loss attributable to common shareholders (after a $1.1 million dividend on Series B Preferred Shares and a $0.5 million preferred deemed dividend arising out of the redemption of approximately $11.7 million of Series B Preferred Shares in the second quarter of 2019) of $2.5 million or $0.15 loss per share basic and diluted. Adjusted net loss per share attributable to common shareholders1 for the period was $2.8 million or $0.161 per share basic and diluted.

•

 Adjusted EBITDA1 was $4.1 million.

•

An average of 11.83 vessels were owned and operated during the first nine months of 2019 earning an average time charter equivalent rate of $8,638 per day.

Aristides Pittas, Chairman and CEO of Euroseas commented:

“The feeder and intermediate containership markets have increased further in the third quarter as compared to the first half of 2019, while for the last several weeks have largely maintained the levels reached during the month of September. In August 2019, we added four feeder containerships to our fleet, two built in 2007, one in 2005 and one in 1998, while last week, we added four additional vessels of intermediate size (“panamax”) built in 2008 and 2009 increasing our fleet to 19 vessels. Thus, over the last four months our fleet has increased by more than 70% in terms of units and about 100% in terms of carrying capacity.

The expansion of our fleet since August, paid partly in shares, has validated our strategy of pursuing the consolidation of the feeder and intermediate containership sectors in our publicly listed platform. We expect to continue to build on this growth path at a time during which the market fundamentals on the supply side indicate a small -by historical standards – fleet growth over the next couple of years. We believe that containerized trade growth will positively contribute to the level of rates and values over the next couple of years assuming that trade tensions further subside and economic growth returns to 2018 levels as expected by the IMF.”

Tasos Aslidis, Chief Financial Officer of Euroseas commented:

“The results of the third quarter of 2019 reflect the decreased levels of the containership market compared to the same period of 2018. At the same time, total daily vessel operating expenses, including management fees, general and administrative expenses but excluding drydocking costs, remained at the same levels for the nine month period as compared to the same period of last year and increased by about 6.6% for the three month period ended September 30, 2019 over the same period of 2018.

Adjusted EBITDA during the third quarter of 2019 was $1.6 million versus $0.6 million in the third quarter of last year, and it reached $4.1 million versus $3.1 million for the respective nine-month periods of 2019 and 2018.

As of September 30, 2019, our outstanding debt (excluding the unamortized loan fees) was $57.6 million versus restricted and unrestricted cash of $7.4 million. As of the same date, our scheduled debt repayments over the next 12 months amounted to about $9.7 million (excluding the unamortized loan fees).”

Presentation of results due to the spin-off of May 2018

On May 30, 2018, the Company spun-off its drybulk fleet (excluding M/V Monica P, a handymax drybulk carrier, which was agreed to be sold) into EuroDry Ltd., a separate publicly listed company also listed on the Nasdaq Capital Market. Shareholders of the Company received one EuroDry Ltd. share for every five shares of the Company they held. As a result of the spin-off and the subsequent sale of M/V Monica P, the Company has become a pure containership company and the only publicly listed company concentrating on the feeder containership sector.

The results below refer to Euroseas Ltd. “continuing operations” excluding the contribution from Euroseas Ltd. of vessels spun-off into EuroDry Ltd. in May 2018 (“discontinued operations”) from historical comparative periods which have been adjusted accordingly.

Third Quarter 2019 Results:

For the third quarter of 2019, the Company reported total net revenues of $10.3 million representing a 23.4% increase over total net revenues of $8.3 million during the third quarter of 2018 which was the result of the increased average number of vessels operating in the third quarter of 2019 partly offset by the decrease in the average time charter equivalent rate our vessels earned in the third quarter of 2019 compared to the corresponding period of 2018. The Company reported net loss for the period of $0.2 million and a net loss attributable to common shareholders of $0.3 million, as compared to a net loss of $0.9 million and a net loss attributable to common shareholders of $1.1 million respectively, for the third quarter of 2018. The results for the third quarter of 2019 include a $0.2 million amortization of below market time charters acquired. Drydocking expenses amounted to $0.4 million during the third quarter of 2019 comprising the drydocking cost of one vessel that entered into drydocking in the third quarter of 2019 and completed its special survey in the fourth quarter of 2019. Depreciation expense for the third quarter of 2019 was $1.1 million, higher compared to $0.8 million for the same period of 2018 due to the increased number of vessels operated by the Company.

Vessel operating expenses for the same period of 2019 amounted to $6.3 million as compared to $4.6 million for the same period of 2018. The increased amount is mainly due to the higher number of vessels owned and operated in the three months of 2019 compared to the same period of 2018. Additionally some of our vessels incurred unexpected spare parts maintenance costs in the third quarter of 2019 compared to the same period of 2018.

 On average, 13.5 vessels were owned and operated during the third quarter of 2019 earning an average time charter equivalent rate of $8,554 per day compared to 11.00 vessels in the same period of 2018 earning on average $9,704 per day.

Adjusted EBITDA1 for the third quarter of 2019 was $1.6 million compared to $0.6 million achieved during the third quarter of 2018.

Basic and diluted loss per share attributable to common shareholders for the third quarter of 2019 was $0.01 calculated on 26,268,409 basic and diluted weighted average number of shares outstanding, compared to basic and diluted loss per share of $0.10 for the third quarter of 2018, calculated on 11,183,899 basic and diluted weighted average number of shares outstanding.

Excluding the effect on the loss attributable to common shareholders for the quarter of the amortization of below market time charters acquired and of the unrealized gain on derivative, the adjusted loss attributable to common shareholders for the quarter ended September 30, 2019 would have been $0.02 per share basic and diluted compared to an adjusted loss of $0.10 per share basic and diluted for the quarter ended September 30, 2018. Usually, security analysts do not include the above items in their published estimates of earnings per share.

Nine Months 2019 Results:

For the first nine months of 2019, the Company reported total net revenues of $26.7 million representing a 1% increase over total net revenues of $26.4 million during the first nine months of 2018 which was the result of the increased average number of vessels and increased voyage days in the first nine months of 2019 partly offset by the decrease in the average time charter equivalent rate our vessels earned in the third quarter of 2019 compared to the corresponding period of 2018. The Company reported net loss for the period of $0.9 million and net loss attributable to common shareholders of $2.5 million, as compared to a net loss of $0.1 million and a net loss attributable to common shareholders of $1.2 million, respectively, for the first nine months of 2018. The results for the first nine months of 2019 include $0.2 million of amortization of below market time charters acquired and $0.04 million of unrealized gain on derivative. The results for the first nine months of 2018 include $1.3 million gain on sale of a vessel and $0.2 million of unrealized gain on derivative. Depreciation expense for the first nine months of 2019 was $2.7 million compared to $2.5 million during the same period of 2018.

Vessel operating expenses for the same period of 2019 amounted to $16.1 million as compared to $15.4 million for the same period of 2018. The increased amount is mainly due to the higher number of vessels owned and operated in the nine months of 2019 compared to the same period of 2018.

Drydocking expenses amounted to $1.2 million for the nine months of 2019 (one of our vessels completed her special survey with drydock, another one completed her intermediate survey in-water and one vessel entered into drydock that was completed in the fourth quarter of 2019), compared to $2.4 million for the same period of 2018 where three of our vessels completed their special surveys with drydocks and another two completed their intermediate surveys in-water.

 On average, 11.83 vessels were owned and operated during the first nine months of 2019 earning an average time charter equivalent rate of $8,638 per day compared to 11.64 vessels in the same period of 2018 earning on average $9,371 per day.

Interest and other financing costs for the first nine months of 2019 amounted to $2.3 million compared to $2.1 million for the same period of 2018. This increase is due to the increased amount of debt and increased LIBOR in the current period compared to the same period of 2018.

Adjusted EBITDA1 for the first nine months of 2019 was $4.1 million compared to $3.1 million during the first nine months of 2018.

Basic and diluted loss per share attributable to common shareholders for the first nine months of 2019 was $0.15, calculated on 17,033,863 basic and diluted weighted average number of shares outstanding compared to basic and diluted loss per share of $0.11 for the first nine months of 2018, calculated on 11,150,659 basic and diluted weighted average number of shares outstanding.

Excluding the effect on the loss attributable to common shareholders for the first nine months of 2019 of the unrealized gain on derivative, the gain on sale of vessel, and the amortization of the below market time charters acquired, the adjusted loss attributable to common shareholders for the nine-month period ended September 30, 2019 would have been $0.16 per share basic and diluted compared to an adjusted loss of $0.24 per share basic and diluted for the same period in 2018. As mentioned above, usually, security analysts do not include the above items in their published estimates of earnings per share.

Fleet Profile:

The Euroseas Ltd. fleet profile as of November 22, 2019, is as follows:

Name	Type	Dwt	TEU	Year Built	Employment(*)	TCE Rate ($/day)
Container Carriers
AKINADA BRIDGE	Intermediate	71,366	5,610	2001	TC until Feb-20	$16,500
SYNERGY BUSAN	Intermediate	50,726	4,253	2009	TC until Mar-20	$13,250
SYNERGY ANTWERP	Intermediate	50,726	4,253	2008	TC until May-20	CONTEX(**)4250 less 6.25%; floor $8,000 / ceiling $16,000
SYNERGY OAKLAND	Intermediate	50,787	4,253	2009	TC until Oct-20 plus 8-12 months extension option	$9,000 'til Feb-20; $10,000 'til Oct-20; option CONTEX(**) 4250 less 10%
SYNERGY KEELUNG	Intermediate	50,969	4,253	2009	TC until Dec-20/Jun-22 plus 8-12 months option	$10,000 'til Jun-21; $11,750 'til Jun-22; option $14,500
EM KEA	Feeder	42,165	3,100	2007	TC until Mar-20	$9,700
EM ASTORIA	Feeder	35,600	2,788	2004	TC until Feb-20	$8,500
EM CORFU	Feeder	34,654	2,556	2001	TC until Feb-20	$11,600
EVRIDIKI G	Feeder	34,677	2,556	2001	TC until Jan-20	$10,000
EM ATHENS	Feeder	32,350	2,506	2000	TC until Jan-20	$8,500
EM OINOUSSES	Feeder	32,350	2,506	2000	TC until Dec-19	$8,700 & a Ballast Bonus of $60K
DIAMANTIS P.	Feeder	30,360	2,008	1998	TC until Jul-20	$8,000
EM SPETSES	Feeder	23,224	1,740	2007	TC until Feb-20	$7,000
EM HYDRA	Feeder	23,351	1,740	2005	TC until Mar-20	$7,500
JOANNA	Feeder	22,301	1,732	1999	TC until Feb-20	$6,650
MANOLIS P	Feeder	20,346	1,452	1995	TC until Mar-20	$6,800
AEGEAN EXPRESS	Feeder	18,581	1,439	1997	TC until Mar-20	$7,500
KUO HSIUNG	Feeder	18,154	1,169	1993	TC until Feb-20	$7,500
NINOS	Feeder	18,253	1,169	1990	TC until Feb-20	$7,750
Total Container Carriers	19	660,940	51,083

Note:

(*) Represents the earliest redelivery date

(**)The CONTEX (Container Ship Time Charter Assessment Index) has been published by the Hamburg and Bremen Shipbrokers’ Association (VHBS) since October 2007. The CONTEX is a company-independent index of time charter rates for container ships. It is based on assessments of the current day charter rates of six selected container ship types, which are representative of their size categories: Type 1.100 TEU and Type 1.700 TEU with a charter period of one year, and the Types 2.500, 2.700, 3.500 and 4.250 TEU all with a charter period of two years.

Summary Fleet Data:

	Three Months, Ended September 30, 2018	Three Months, Ended September 30, 2019	Nine Months, Ended September 30, 2018	Nine Months, Ended September 30, 2019
FLEET DATA
Average number of vessels (1)	11.00	13.50	11.64	11.83
Calendar days for fleet (2)	1,012.0	1,242.0	3,178.0	3,233.0
Scheduled off-hire days incl. laid-up (3)	31.2	6.5	68.9	42.8
Available days for fleet (4) = (2) - (3)	980.8	1,235.5	3,109.1	3,190.2
Commercial off-hire days (5)	20.8	-	45.7	38.4
Operational off-hire days (6)	92.3	0.9	161.3	1.3
Voyage days for fleet (7) = (4) - (5) - (6)	867.7	1,234.6	2,902.1	3,150.5
Fleet utilization (8) = (7) / (4)	88.5%	99.9%	93.3%	98.8%
Fleet utilization, commercial (9) = ((4) - (5)) / (4)	97.9%	100.0%	98.5%	98.8%
Fleet utilization, operational (10) = ((4) - (6)) / (4)	90.6%	99.9%	94.8%	100.0%

AVERAGE DAILY RESULTS
Time charter equivalent rate (11)	9,704	8,554	9,371	8,638
Vessel operating expenses excl. drydocking expenses (12)	5,399	5,858	5,722	5,756
General and administrative expenses (13)	594	530	646	592
Total vessel operating expenses (14)	5,993	6,388	6,368	6,348
Drydocking expenses (15)	1,248	333	767	365

(1) Average number of vessels is the number of vessels that constituted the Company’s fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of the Company’s fleet during the period divided by the number of calendar days in that period.

(2) Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was in our possession including off-hire days associated with major repairs, drydockings or special or intermediate surveys or days of vessels in lay-up. Calendar days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during that period.

(3) The scheduled off-hire days including vessels laid-up are days associated with scheduled repairs, drydockings or special or intermediate surveys or days of vessels in lay-up.

(4) Available days. We define available days as the total number of days in a period during which each vessel in our fleet was in our possession net of scheduled off-hire days including laid up. We use available days to measure the number of days in a period during which vessels were available to generate revenues.

(5) Commercial off-hire days. We define commercial off-hire days as days a vessel is idle without employment.

(6) Operational off-hire days. We define operational off-hire days as days associated with unscheduled repairs or other off-hire time related to the operation of the vessels.

(7) Voyage days. We define voyage days as the total number of days in a period during which each vessel in our fleet was in our possession net of commercial and operational off-hire days. We use voyage days to measure the number of days in a period during which vessels actually generate revenues or are sailing for repositioning purposes.

(8) Fleet utilization. We calculate fleet utilization by dividing the number of our voyage days during a period by the number of our available days during that period. We use fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as unscheduled repairs or days waiting to find employment.

(9) Fleet utilization, commercial. We calculate commercial fleet utilization by dividing our available days net of commercial off-hire days during a period by our available days during that period.

(10) Fleet utilization, operational. We calculate operational fleet utilization by dividing our available days net of operational off-hire days during a period by our available days during that period.

(11) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of our vessels. Our method of calculating TCE is determined by dividing time charter revenue and voyage charter revenue net of voyage expenses by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, or are related to repositioning the vessel for the next charter. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods. Our definition of TCE may not be comparable to that used by other companies in the shipping industry.

(12) Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs and management fees are calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period. Drydocking expenses are reported separately.

(13) Daily general and administrative expense is calculated by dividing general and administrative expense by fleet calendar days for the relevant time period.

(14) Total vessel operating expenses, or TVOE, is a measure of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses, management fees and general and administrative expenses; drydocking expenses are not included. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

(15) Drydocking expenses include expenses during drydockings that would have been capitalized and amortized under the deferral method divided by the fleet calendar days for the relevant period. Drydocking expenses could vary substantially from period to period depending on how many vessels underwent drydocking during the period. The Company expenses drydocking expenses as incurred.

Conference Call and Webcast:

Later today, Monday, November 25, 2019 at 10:30 a.m. Eastern Standard Time the Company's management will host a conference call to discuss the results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (877) 553-9962 (US Toll Free Dial In), 0(808) 238- 0669 (UK Toll Free Dial In) or +44 (0) 2071 928592 (Standard International Dial In). Please quote "Euroseas" to the operator.

A telephonic replay of the conference call will be available until Monday, December 2, 2019, by dialing 1(866) 331-1332 (US Toll Free Dial In), 0(808) 238-0667 (UK Toll Free Dial In) or +44 (0) 3333 009785  (Standard International Dial In). Access Code required for the replay is: 6973591#.

Audio Webcast - Slides Presentation:

There will be a live and then archived audio webcast of the conference call, via the internet through the Euroseas website (www.euroseas.gr). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

The slide presentation on the Third Quarter 2019 results will also be available in PDF format 10 minutes prior to the conference call and webcast, accessible on the company's website (www.euroseas.gr) on the webcast page. Participants to the webcast can download the PDF presentation.

Euroseas Ltd.

Unaudited Consolidated Condensed Statements of Operations

(All amounts expressed in U.S. Dollars – except number of shares)

	Three Months Ended September 30,	Three Months Ended September 30,	Nine Months Ended September 30,	Nine Months Ended September 30,
	2018	2019	2018	2019

Revenues
Time charter revenue	8,793,275	10,783,133	27,834,560	27,952,803
Commissions	(444,228)	(484,708)	(1,428,265)	(1,234,728)
Net revenues, continuing operations	8,349,047	10,298,425	26,406,295	26,718,075

Operating expenses
Voyage expenses	372,821	222,389	639,528	737,952
Vessel operating expenses	4,586,421	6,326,195	15,445,744	16,114,329
Drydocking expenses	1,263,207	413,591	2,438,573	1,181,614
Vessel depreciation	798,712	1,090,126	2,507,238	2,687,550
Related party management fees	877,629	948,931	2,738,638	2,496,070
Gain on sale of vessel	-	-	(1,340,952)	-
General and administrative expenses	601,350	658,013	2,052,258	1,913,764
Total operating expenses, continuing operations	8,500,140	9,659,245	24,481,027	25,131,279

Operating (loss) / income, continuing operations	(151,093)	639,180	1,925,268	1,586,796

Other income/(expenses)
Interest and other financing costs	(717,676)	(810,203)	(2,062,728)	(2,272,181)
Loss on debt extinguishment	-	-	-	(328,291)
Loss on derivative, net	(50,528)	-	(45,374)	(2,885)
Foreign exchange gain / (loss)	-	8,725	(3,263)	7,875
Interest income	21,521	5,065	60,145	91,141
Other expenses, net, continuing operations	(746,683)	(796,413)	(2,051,220)	(2,504,341)
Net loss, continuing operations	(897,776)	(157,233)	(125,952)	(917,545)
Dividend Series B Preferred shares	(240,994)	(161,315)	(1,091,701)	(1,110,467)
Preferred deemed dividend	-	-	-	(504,577)
Net loss of continuing operations attributable to common shareholders	(1,138,770)	(318,548)	(1,217,653)	(2,532,589)
Net income / (loss) attributable to common shareholders, discontinued operations	1,415,410	-	(5,591)	-
Net income / (loss) attributable to common shareholders	276,640	(318,548)	(1,223,244)	(2,532,589)
Weighted average number of shares outstanding, basic and diluted	11,183,899	26,268,409	11,150,659	17,033,863
Loss per share, basic and diluted, continuing operations	(0.10)	(0.01)	(0.11)	(0.15)
Earnings / (loss) per share, basic and diluted, discontinued operations	0.63	-	(0.00)	-
Earnings / (loss) per share, basic and diluted	0.53	(0.01)	(0.11)	(0.15)

Euroseas Ltd.

Unaudited Consolidated Condensed Balance Sheets

December 31, 2018		September 30, 2019

ASSETS	(unaudited)
Current Assets:
Cash and cash equivalents	6,960,258	3,164,030
Trade accounts receivable, net	958,705	1,029,730
Other receivables	2,031,415	1,318,674
Inventories	1,704,391	1,895,554
Restricted cash	117,063	624,739
Prepaid expenses	222,336	213,624
Total current assets	11,994,168	8,246,351

Fixed Assets:
Vessels, net	48,826,128	75,606,412
Long-term assets:
Restricted cash	6,134,267	3,584,267
Total assets	66,954,563	87,437,030

LIABILITIES,MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities:
Long-term bank loans, current portion	4,870,241	7,393,976
Related party loan, current	-	2,187,500
Trade accounts payable	2,288,525	2,648,886
Accrued expenses	1,301,805	1,551,463
Accrued preferred dividends	-	161,315
Deferred revenue	417,634	929,239
Derivative	41,435	-
Due to related company	2,672,895	1,839,205
Total current liabilities	11,592,535	16,711,584

Long-term liabilities
Long -term bank loans, net of current portion	31,716,549	47,275,958
Related party loan, net of current portion	-	312,500
Vessel profit participation liability	1,067,500	-
Fair value of below market time charters acquired	-	903,316
Total long term liabilities	32,784,049	48,491,774
Total liabilities	44,376,584	65,203,358

Mezzanine equity:
Series B Preferred shares (par value $0.01, 20,000,000 shares authorized, 19,605 and 8,000 issued and outstanding, respectively)	18,757,361	7,654,577
Shareholders’ equity:
Common stock (par value $0.03, 200,000,000 shares authorized, 12,515,645 and 35,050,856 issued and outstanding)	375,476	1,051,532
Additional paid-in capital	233,668,127	246,283,137
Accumulated deficit	(230,222,985)	(232,755,574)
Total shareholders' equity	3,820,618	14,579,095
Total liabilities, mezzanine equity and shareholders' equity	66,954,563	87,437,030

 (All amounts expressed in U.S. Dollars – except number of shares)

Euroseas Ltd.

Unaudited Consolidated Condensed Statements of Cash Flows

 (All amounts expressed in U.S. Dollars)

	Nine Months Ended September 30,	Nine Months Ended September 30,
	2018	2019

Cash flows from operating activities:
Net loss, continuing operations	(125,952)	(917,545)
Adjustments to reconcile net loss to net cash provided by operating activities:
Vessel depreciation	2,507,238	2,687,550
Amortization of deferred charges	106,272	154,959
Share-based compensation	97,129	72,404
Gain on sale of vessel	(1,340,952)	-
Amortization of fair value of below market time charters acquired	-	(184,950)
Unrealized gain on derivative	(171,962)	(41,435)
Amortization of debt discount	319,390	95,214
Loss on debt extinguishment	-	328,291
Changes in operating assets and liabilities	322,687	739,918
Net cash provided by operating activities of continuing operations	1,713,850	2,934,406

Cash flows from investing activities:
Cash paid for vessel acquisition and capitalized expenses	(1,867)	(15,153,626)
Proceeds from sale of vessel	6,255,735	-
Net cash provided by / (used in) investing activities of continuing operations	6,253,868	(15,153,626)

Cash flows from financing activities:
Redemption of Series B preferred shares	-	(11,686,000)
Investment in subsidiary spun-off	(3,298,356)	-
Preferred dividends paid	-	(870,512)
Loan arrangement fees paid	(119,863)	(214,500)
Offering expenses paid	(12,488)	-
Proceeds from long- term bank loans	4,250,000	28,167,680
Proceeds from related party loan	-	2,500,000
Repayment of long-term bank loans	(8,046,000)	(11,516,000)
Net cash (used in) / provided by financing activities of continuing operations	(7,226,707)	6,380,668

Net increase / (decrease) in cash, cash equivalents and restricted cash	741,011	(5,838,552)
Cash, cash equivalents and restricted cash at beginning of period	8,297,147	13,211,588
Cash, cash equivalents and restricted cash at end of period, continuing operations	9,038,158	7,373,036

           Cash breakdown

Cash and cash equivalents	4,479,115	3,164,030
Restricted cash, current	224,776	624,739
Restricted cash, long term	4,334,267	3,584,267
Total cash, cash equivalents and restricted cash shown in the statement of cash flows, continuing operations	9,038,158	7,373,036

Discontinued operations:
Net cash provided by operating activities of discontinued operations	2,909,315	-
Net cash used in investing activities of discontinued operations	(18,818,171)	-
Net cash provided by financing activities of discontinued operations	16,117,927	-

Supplemental cash flow information
Non-cash financing and investing activities fees:
Paid in-kind dividends	1,091,701	78,640
Preferred deemed dividend	-	504,577
Capital expenditures included in liabilities	-	160,907
Shares issued as consideration for acquisition of vessels	-	13,218,662
Preferred shares distributed to EuroDry	18,192,131	-

Euroseas Ltd.

Reconciliation of Adjusted EBITDA to Net loss

(All amounts expressed in U.S. Dollars)

	Three Months Ended September 30, 2018	Three Months Ended September 30, 2019	Nine Months Ended September 30, 2018	Nine Months Ended September 30, 2019
Net loss	(897,776)	(157,233)	(125,952)	(917,545)
Interest and other financing costs, net (incl. interest income and loss on debt extinguishment)	696,155	805,138	2,002,583	2,509,331
Vessel depreciation	798,712	1,090,126	2,507,238	2,687,550
Gain on sale of vessel	-	-	(1,340,952)	-
Amortization of below market time charters acquired	-	(184,950)	-	(184,950)
Loss on interest rate swap derivative, net	50,528	-	45,374	2,885
Adjusted EBITDA	647,619	1,553,081	3,088,291	4,097,271

Adjusted EBITDA Reconciliation:

Euroseas Ltd. considers Adjusted EBITDA to represent net loss before interest, income taxes, depreciation, loss on interest rate swaps and amortization of below market time charters acquired. Adjusted EBITDA does not represent and should not be considered as an alternative to net income / (loss), as determined by United States generally accepted accounting principles, or GAAP. Adjusted EBITDA is included herein because it is a basis upon which the Company assesses its financial performance because the Company believes that this non-GAAP financial measure assists our management and investors by increasing the comparability of our performance from period to period by excluding the potentially disparate effects between periods of, financial costs, amortization of below market time charters acquired and (gain) / loss on interest rate swaps, and depreciation. The Company's definition of Adjusted EBITDA may not be the same as that used by other companies in the shipping or other industries.

Euroseas Ltd.

Reconciliation of Net loss to Adjusted net loss

(All amounts expressed in U.S. Dollars – except share data and number of shares)

	Three Months Ended September 30, 2018	Three Months Ended September 30, 2019	Nine Months Ended September 30, 2018	Nine Months Ended September 30, 2019
Net loss	(897,776)	(157,233)	(125,952)	(917,545)
Unrealized gain on derivative	(29,746)	-	(171,962)	(41,435)
Gain on sale of vessel	-	-	(1,340,952)	-
Amortization of below market time charters acquired	-	(184,950)	-	(184,950)
Adjusted net loss	(927,522)	(342,183)	(1,638,866)	(1,143,930)
Preferred dividends	(240,994)	(161,315)	(1,091,701)	(1,110,467)
Preferred deemed dividend	-	-	-	(504,577)
Adjusted net loss attributable to common shareholders	(1,168,516)	(503,498)	(2,730,567)	(2,758,974)
Adjusted loss per share, basic and diluted	(0.10)	(0.02)	(0.24)	(0.16)
Weighted average number of shares, basic and diluted	11,183,899	26,268,409	11,150,659	17,033,863

Adjusted net loss and Adjusted loss per share Reconciliation:

Euroseas Ltd. considers Adjusted net loss to represent net loss before unrealized gain on derivative, gain on sale of vessel and amortization of below market time charters acquired. Adjusted net loss and Adjusted loss per share is included herein because we believe it assists our management and investors by increasing the comparability of the Company's fundamental performance from period to period by excluding the potentially disparate effects between periods of unrealized gain on derivative, gain on sale of vessels and amortization of below market time charters acquired, which items may significantly affect results of operations between periods. Adjusted net loss and Adjusted loss per share do not represent and should not be considered as an alternative to net loss or loss per share, as determined by GAAP. The Company's definition of Adjusted net loss and Adjusted loss per share may not be the same as that used by other companies in the shipping or other industries.

About Euroseas Ltd.

Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the ship owning interests of the Pittas family of Athens, Greece, which has been in the shipping business over the past 140 years. Euroseas trades on the NASDAQ Capital Market under the ticker ESEA.

Euroseas operates in the container shipping market. Euroseas' operations are managed by Eurobulk Ltd., an ISO 9001:2008 and ISO 14001:2004 certified affiliated ship management company, which is responsible for the day-to-day commercial and technical management and operations of the vessels. Euroseas employs its vessels on spot and period charters and through pool arrangements.

The Company has a fleet of 19 vessels, including 14 Feeder containerships and 5 Intermediate Container carriers. Euroseas 19 containerships have a cargo capacity of 51,083 teu.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for containerships, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Visit our website www.euroseas.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer Euroseas Ltd. 11 Canterbury Lane, Watchung, NJ 07069 Tel. (908) 301-9091 E-mail: aha@euroseas.gr	Nicolas Bornozis President Capital Link, Inc. 230 Park Avenue, Suite 1536 New York, NY 10169 Tel. (212) 661-7566 E-mail: nbornozis@capitallink.com